Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

January 31, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted November 14, 2023

CIK No. 0001995075

Dear Mr. Grana,

This letter is in response to your letter on December 11, 2023, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on November 14, 2023. On the date hereof, the Company has submitted Amendment No. 1 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Form F-1 submitted November 14, 2023, as a Draft Registration Statement

Presentation of Financial Information, Financial Information in U.S. Dollars, page iii

1.	Please reconcile the statements here and on page 13 that your reporting currency is the U.S. Dollar with the statements on pages 34 and F-10 that the financial statements are presented in the Malaysia Ringgit (“MYR”), which is the reporting currency of the Company.

RESPONSE: We respectfully advise the Staff that we have reconciled on the referenced pages of the DRS/A to indicate that our reporting currency is the Malaysian Ringgit.

Implications of Our Being a “Controlled Company”, page 2

2.	We note your disclosure that you will remain a “controlled company” within the meaning of the Nasdaq rules, and therefore you will be eligible for certain exemptions from listing requirements. Please briefly describe or provide a cross reference to a description of the exemptions upon which you intend to rely.

RESPONSE: We respectfully advise the Staff that the Company has revised page 2 of the DRS/A to include a description of the exemption upon which we intend to rely.

Prospectus Summary, page 2

3.	We note your disclosure regarding the reorganization and Share Swap Agreement. Please revise your prospectus summary to clarify the purpose of the reorganization and to describe the material provisions of the Share Swap Agreement. Please also file the agreement as an exhibit, or provide your analysis as to why you believe the agreement is not required to be filed. Refer to Item 601 of Regulation S-K.

RESPONSE: We respectfully advise the Staff that the Company has described the purpose of the reorganization of the Share Swap Agreement, a copy of which will be attached to Form DRS/A as an Exhibit.

4.	We note your disclosure regarding your forthcoming “Smart Farming System.” Please briefly describe the system in your Prospectus Summary.

RESPONSE: We respectfully advise the Staff that the Company has revised page 2 of the Prospectus Summary in our Form DRS/A to briefly describe the system in our Prospectus Summary.

Transfers of Cash to and from Our Subsidiary, page 2

5.	We note your disclosure that there are no restrictions on dividends transfers from Malaysia to the Cayman Islands. Please revise your disclosure here to clarify, as you do in your risk factor on page 9, the circumstances under which your subsidiary may be restricted from transferring cash to you.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on page 2 of the DRS/A the circumstances under which our subsidiary may be restricted from transferring cash to the Company.

Risk Factors, page 8

6.	Please provide additional risk factor disclosure regarding your operations in Malaysia. For example, discuss in further detail any risks, including but not limited to geopolitical, economic, environmental, and other risks, that are particular to operating a business in Malaysia.

RESPONSE: We respectfully advise the Staff that the Company has no additional risk factors related to geopolitical, economic, environmental aspects of its operations that need to be disclosed. Please refer to “Risk Factors – Risks Related to Our Business and Industry – The primary substantial portion of our revenues will be derived from Malaysia” on page 9, and “Risk Factors – Risks Related to Our Business and Industry – are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the conflict in Israel or any other geopolitical tensions” on page 13.

7.	We note your disclosure on page 49 that the company is subject to concentrations of credit risk primarily from its contracts receivable. Please revise your risk factor disclosure to include a discussion of the relevant risks related to this concentration of credit risk. In addition, it appears from your disclosures on page 49 that you are dependent upon two suppliers. Please revise your risk factors to include disclosure describing the risks related to this concentration of suppliers.

RESPONSE: We respectfully advise the Staff that the Company has revised the risk factors on page 16 of the DRS/A to include a discussion of the relevant risks related to a concentration of credit risk and disclosure describing the risks related to this concentration of suppliers.

We will need to grow the size . . ., page 9

8.	We note your disclosure that you rely and will continue to rely on certain third parties for certain services. Please briefly describe the relevant services you outsource to third parties.

RESPONSE: We respectfully advise the Staff that the Company has revised the risk factor on page 9 of the DRS/A to briefly describe the relevant services the Company outsources to third parties.

We may not be able to successfully implement our business strategies and future plans., page 11

9.	We note your disclosure here and throughout the filing that you intend to expand your operations through strengthening your market share in Southeast Asia and considering joint ventures. Please disclose the timing for your relevant expansion plans, including your expansion into international markets, such as Indonesia. In addition, please disclose whether you have identified any joint ventures and the status of any negotiations related to the same, if applicable.

RESPONSE: We respectfully advise the Staff that the Company has provided the timing of its proposed Southeast Asia expansion and the status of development of a Frozen Seafood Processing Factory in West Nusa Tenggara, Indonesia on page 12 under the risk factor entitled “We may not be able to successfully implement our business strategies and future plans.” As of the date of submission, there are no other joint ventures or negotiations related to the same.

Management’s Discussion And Analysis Of Financial Conditions And Results Of Operations We are dependent on a small number of key customers for continued sale of our services., page 33

10.	We note your disclosure that in fiscal 2022, your top four customers accounted for approximately 85% of your revenue. Please disclose whether you expect this customer concentration trend to continue in future financial periods. As a related matter, please amend your disclosure to clarify whether you expect to generate recurring revenue from existing customers in future financial periods, or whether your business is dependent upon obtaining new customers and new projects.

RESPONSE: We respectfully advise the Staff that the Company has clarified the future revenue trend on page 33 of the DRS/A.

Results of Operations, Comparison of Year Ended December 31, 2021 and 2022, page 44

11.	We note a 51.2% increase in revenue from the upgrading of aquaculture and agriculture farms from 2021 to 2022. Please revise your discussion to provide greater insight and analysis regarding the increase in revenue. As part of your revised disclosure, address the number of projects in progress and their various stages of completion for each period. Refer to Item 5.A. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised this disclosure on page 45 of the DRS/A to provide greater insight and analysis, including the number of projects in progress and their various stages of completion for each period.

General and administrative expenses, page 46

12.	We note your disclosure that the decrease in general and administrative expenses for the year ended December 31, 2021 compared to the year ended December 31, 2022 was mainly due to a significant decrease in tax penalties and professional fees, offset by an increase in investment charges. Here and elsewhere where you list multiple factors underlying changes in line items, please quantify the contribution of each factor to the change in line item. See Item 5.A. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised this disclosure on page 47 of the DRS/A to quantify the contribution of each factor to the change in line item.

Liquidity and Capital Resources, page 47

13.	Please disclose whether your working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1.(a) of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised this disclosure on page 48 of the DRS/A to include the disclosure on whether the Company’s working capital is sufficient for its present requirements.

Operating Activities, page 47

14.	Please address material changes in the underlying drivers in your discussion and analysis of operating cash flows, rather than merely describe items identified on the face of the statement of cash flows. In this regard, please revise to discuss the material fluctuations in accounts receivable, deposits and other receivables, contract assets and liabilities, accrued liabilities and other payables, etc. Refer to Item 5.B. of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised this disclosure on page 49 of the DRS/A to address material changes in the underlying drivers in the discussion and analysis of operating cash flows of the Company.

Concentration of Credit Risk, page 49

15.	To provide additional clarity for investors, please revise the tables in this section to include disclosure of the percentage of the company’s total revenues, accounts receivable, purchase, and accounts payable represented by each relevant party for each of the relevant financial periods.

RESPONSE: We respectfully advise the Staff that the Company has revised this disclosure on pages 50 and 51 of the DRS/A to include disclosure of the percentage of the company’s total revenues, accounts receivable, purchase, and accounts payable represented by each relevant party for each of the relevant financial periods.

Business
Our Services, page 55

16.	We note your disclosure that you “work closely with a network of trusted suppliers and vendors to source high-quality building materials and machinery that meet the specific needs of [y]our customers.” Please disclose the sources of these materials, as well as the sources and availability of any raw materials used by sub-contractors to fulfil your projects.

RESPONSE: We respectfully advise the Staff that the Company has expanded its disclosure on the sourcing procedures on page 56. However, the Company is unable to disclose the source of these materials as such tasks are being undertaken by the suppliers, and the customers of the Company will have the final say in their respective specification and evaluation.

17.	Please tell us whether the graphics depicted throughout this section represent actual images of your systems, services, products, or customers. If not, please tell us why you include these graphics, and clearly disclose that these are not images of your systems, services, products, or customers.

RESPONSE: We respectfully advise the Staff that the graphics depicted throughout this section represent actual images of our systems, services, products, and customers. These pictures were taken from farms currently operated by existing customers of the Company, where we were responsible for the development and maintenance of the systems they currently use.

18.	We note the discussion of your various services throughout this section. Please revise your disclosure to briefly describe how you generate revenue from each service, including but not limited to a description of the fees you charge your customers.

RESPONSE: We respectfully advise the Staff that the Company has revised disclosure on pages 52, 54, and 56 to describe how it generates revenue from each service and a description of the fees charged to the customers.

Material agreements with customers, page 55

19.	Please revise the descriptions of your material contracts with customers and suppliers to disclose the material terms of each contract, including, but not limited to, fees for your services, fees for services of counterparties, any revenue sharing arrangements, milestones, and other material terms.

RESPONSE: We respectfully advise the Staff that the Company has revised the descriptions  on page 57 of our material contracts with customers and suppliers to disclose the material terms of each contract, such as fees for our services, fees for services of counterparties, and other material terms in our Form DRS/A. We have also made further amendments to the Form DRS/A to remove completed contracts.

Competition, page 58

20.	We note your disclosure regarding the comparison chart between MHL and selected market players, and that “the above figures only provide an indication and is not considered directly comparable due to the following reasons: a. Not all companies have the same financial year end; and b. Not all companies carry out activities that are completely the same to each other.” Please tell us why the presentation of this information is appropriate, considering the lack of direct comparability to your company, and including why the relevant competitors were selected for presentation.

RESPONSE: We respectfully advise the Staff that the Company has removed the comparison chart between MHL and selected market players in the Form DRS/A considering that they might not be directly comparable to MHL’s business.

Our Growth Strategy, page 59

21.	We note your disclosure here that you intend to develop your own proprietary Smart Farming System and intend to establish a pilot scale project utilizing this system by the second quarter of 2024. We also note your disclosure in Use of Proceeds that you intend to use 30% of the proceeds from this offering to develop the Smart Farming System. Please revise your Management’s Discussion and Analysis section, specifically your Liquidity section, to discuss any capital commitments or impacts on your liquidity in the near future related to your planned development of this system. As a related matter, please revise your risk factors to discuss the risks to your business, if any, related to the development and success of your Smart Farming System.

RESPONSE: We respectfully advise the Staff that the Company has revised the Management’s Discussion and Analysis section, specifically our Liquidity section, to discuss the capital commitments and impacts on our liquidity in the near future related to our planned development of this system on page 48 of our DRS/A. We have also revised our risk factors to discuss the risks to our business related to the development and success of our Smart Farming System on page 13 of our DRS/A.

Seasonality, page 60

22.	We note your disclosure that you have not observed any significant seasonal trends and that “management believes that there is no apparent seasonality factor affecting the industry in which we operate due to the geographical location of the farms and the tropical climate enjoyed in Malaysia which enables year round operations.” However, on page 8, you state that prices for shrimp “have been and are likely to continue to be extremely volatile for seasonal, cyclical and other reasons.” Please reconcile these statements. Please also add disclosure to Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding seasonal trends.

RESPONSE: We respectfully advise the Staff that we have removed the disclosure on page 8 of the DRS/A stating that prices for shrimp “have been and are likely to continue to be extremely volatile for seasonal, cyclical and other reasons” to reconcile the differences as pointed out by the Staff.

Employees, page 61

23.	We note that as of September 30, 2023, you have four full-time employees, all of whom are based at your headquarters in Malaysia. Please advise whether you have any part-time employees. Please also add disclosure here and in your risk factors to highlight your extensive reliance on sub-contractors to fulfil projects. In this regard, we note that your risk factor on page 8 discloses that you engage sub-contractors “from time to time,” but your reliance appears to be more extensive based on the other disclosure throughout your filing.

RESPONSE: We respectfully advise the Staff that the Company does not have part-time employees. Further, the Company has also revised page 63 of the risk factor section and Employee subsection to include disclosure that the Company depends significantly on the work of subcontractors in the course of the services the Company provides to their customers.

Industry, page 62

24.	We note that your disclosure in this section is broad, particularly your “Malaysia Economic Review” and “Overview of the Agriculture Industry in Malaysia,” which include disclosure that describes sectors, agricultural industries, commodities, and crops that do not appear to relate to your current business. Please tailor your discussion in this section to clearly discuss the industry in which your company operates, including historical and expected economic growth trends relating to your business specifically, and remove overly broad disclosure from this section. If you intend to focus on specific sectors, please qualify your statements about growth rates of the agriculture industry as a whole accordingly. Where you discuss Historical Market Performance and Growth Forecast for the Agriculture Sector in Malaysia as a whole, please clarify the portion of this growth that is related to the subsets in which your company operates or intends to operate. Alternatively, please tell us why it is appropriate to include a discussion of industries that do not relate to your business when discussing your growth opportunities.

RESPONSE: We respectfully advise the Staff that the Company believes that it is appropriate to disclose the “Malaysia Economic Review” as agriculture contributed 6.6% or RM99.07 billion to the GDP of Malaysia in 2022. We also believe that it is appropriate to discuss the overview of the agriculture industry in Malaysia as MHL does serve the agriculture industry in Malaysia, specifically shrimp aquaculture and pineapple farming. The overview of the agriculture industry as a whole also serves to illustrate the potential growth areas for MHL in the future. Furthermore, publicly available statistics in Malaysia covers the overall agriculture industry with selected information already disclosed in the industry report.

Regulations, page 77

25.	Please revise your disclosure on regulation applicable in Malaysia to include a discussion of any applicable environmental regulations. We note your disclosure in the risk factors that shrimp farming can pollute nearby groundwater or coastal estuaries and as such may result in substantial exposure to environmental claims.

RESPONSE: We respectfully advise the Staff that no environmental regulations are applicable to the Company because under the Environment Quality Act of 1974, the Company is not be liable for any pollution of groundwater or coastal estuaries as it does not have occupation of the farms. We further advise the Staff that we have removed certain regulatory disclosures, such as unfair competition laws, anti-monopoly laws and property laws, that are not applicable to the Company.

26.	Where you discuss the employment regulations to which you are subject, please tailor the discussion to your particular facts and circumstances to disclose, as you do with respect to your licensing requirements, whether you are currently in compliance with these regulations.

RESPONSE: We respectfully advise the Staff that the Company has revised page 80  of the Form DRS/A to tailor the discussion of our employment regulations to which the Company is subject, and confirm that we are currently in compliance with these regulations.

Employment Agreements, page 86

27.	Please revise your descriptions of the employment agreements with Messrs. Hoo and Tie Ng to disclose the annual base salaries paid to each.

RESPONSE: We respectfully advise the Staff that the Company has revised on page 89 to add the annual base salaries paid to Merssrs. Hoo and Tie Ng.

Indemnification of Directors and Executive Officers and Limitation of Liability, page 101

28.	We note your disclosure describing the indemnification provisions of your articles of association. Please amend your risk factor disclosure to include a risk factor describing the limitations on director and officer liability and indemnification discussed here, and related risks to investors.

RESPONSE: We respectfully advise the Staff that the Company has revised page 16 of our DRS/A to include a risk factor describing the limitations on director and officer liability and indemnification discussed here, and related risks to investors.

Material Income Tax Consideration, page 105

29.	We note that your disclosure includes a discussion of “certain” material income tax considerations throughout this section. Please revise to include all material tax considerations. Refer to Section III.C.1 of Staff Legal Bulletin 19.

RESPONSE: We respectfully advise the Staff that the Company has deleted “certain” on page 108 of the DRS/A and confirms that the discussion includes all material tax considerations.

Enforceability of Civil Liabilities, page 111

30.	We note that most of your operations are conducted in Malaysia and a majority of your consolidated assets are located outside of the United States. In addition, all of your directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the U.S. Please revise your disclosure to state the residence of each of your executive officers and directors.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure to add residence of each of our executive officers and directors on page 114.

Consolidated Financial Statements Accounts receivable, net, page F-11

31.	Please revise your disclosure to explain why you did not record an allowance for doubtful accounts for accounts receivable as of December 31, 2022 and 2021. Please also address how you assess the collectability of your receivables for each period. In this regard, we see from page F-20 that you have MYR 4 Million in excess of 120 days old at December 31, 2022. In addition, clarify the reason for recording an allowance for doubtful accounts against your contract asset, as presented on page F-21.

RESPONSE: We respectfully advise the Staff that the Company has further elaborated the accounting policies for accounts receivable and contract assets on pages F-11 and F-12 of the DRS/A.

Note 12 - Related party balances and transactions, page F-24

32.	Please describe for us the reason why the amount due from VC Marine Sdn Bhd is included in contract assets. In this regard, we note contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract, but it is not clear why they owe you money and why it is included in contract assets. Please clarify your disclosure, as appropriate.

RESPONSE: We respectfully advise the Staff the amount due from VC Marine Sdn Bhd is included in contract assets because the amount represented the excess of amount paid to suppliers over progress towards completion of sub-contracting activities on customers’ contracts as mentioned in the revised accounting policy of contract assets on page F-11 of the DRS/A.

General

33.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that the Company has not authorized any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act, and the Company does not have and does not intend to retain any copies of those communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman